KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                                                                            BRENDA M. REILLY
                                                                                        ASSOCIATE
                                                                                        PHONE: 212-715-7665
                                                                                        FAX 212-715-7532
                                                                                        BREILLY@KRAMERLEVIN.com

                    November 22, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Accompanying this letter is a preliminary proxy statement (the “Proxy Statement”) filed via EDGAR on behalf of our client Engex, Inc. (“Engex”).

We respectfully request an expedited review of the Proxy Statement because Engex would like, if possible, to mail the Proxy Statement along with its Annual Report, which will be mailed to stockholders on November 29, 2006.

Please contact me or Richard Marlin, at (212) 715-9204, at your earliest convenience if you have any questions or comments.

                Very truly yours,

                /s/ Brenda Reilly
            Brenda Reilly
            Associate

cc:   Richard Marlin, Esq.
    Elliot Cohan, Esq.